INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT

This agreement, dated the Twenty Sixth day of June, 2006, is between Oceanstone Fund (the Fund), a business trust registered under the laws of State of Delaware, and Oceanstone Capital Management, Incorporated (the "Adviser"), a California corporation.

In this agreement, the Fund desires to retain the Adviser as the investment adviser for the Fund, and the Fund and the Adviser do mutually agree as follows:

1. Employment. The Fund hereby employs the Adviser to manage the assets of the Fund for the period and on the terms set forth in this agreement. The Adviser hereby accepts such employment for the compensation herein provided and agrees during such period to render the services and to assume the obligations herein set forth.

2. Authority of the Adviser. The Adviser shall manage the investment portfolio of the Fund under the supervision of the trustees of the Fund. The Adviser also shall oversee all services provided to the Fund by third parties.

3. Expenses. The Adviser, at its own expense and without reimbursement from the Fund, shall furnish all necessary office facilities, equipment and personnel for managing the investment portfolio of the Fund and overseeing all services provided to the Fund by third parties. The Adviser also shall bear all expenses of the Fund except the Adviser's fee, all federal, state and local taxes, interest, and brokerage commission. The expenses of the Fund's operations borne by the Adviser include, by way of illustration and not limitation, the fees paid to the “non-interested” trustees, the costs of preparing and printing registration statements required under the Securities Act of 1933 and the Investment Company Act of 1940 (and amendments thereto), the expense of registering the Fund shares with the Securities and Exchange Commission and in the various states, the cost of printing and distributing the Fund’s prospectus, the expense of reports to shareholders and to government authorities, the expense of proxy statements, legal expense, salaries of administrative and clerical personnel, association membership dues, the fees of auditing and accounting services, insurance premiums, fees and expenses of the custodian of the Fund's assets, expenses of calculating the net asset value of the Fund, fees and expenses of the Fund’s dividend disbursing agent and stock transfer agent, and the cost of keeping all necessary shareholder records and accounts.

4. Compensation of the Adviser. For the services to be rendered and the expenses to be assumed by the Adviser, the Fund shall pay to the Adviser, within ten calendar days after the end of each month, an advisory fee that is accrued each business day. The advisory fee shall be 1/12 of 1.80% (1.80% per annum) of the average net assets of the Fund calculated at the close of each business day of the month. For any month in which this Agreement is not in effect for the entire month, such fee shall be pro-rated proportionately on the basis of the number of calendar days during which it is in effect.

5. Exclusivity. The services of the Adviser to the Fund are not to be deemed exclusive and the Adviser shall be free to furnish similar services to other clients as long as the services to the Fund are not impaired thereby.

Although the Adviser permits the Fund to use the name "Oceanstone," the Fund agrees not to use this name if the Adviser ceases to be the Fund's sole investment adviser. During the period that this agreement is in effect, the Adviser shall be the Fund's sole investment adviser.

6. Liability. In the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties on the part of the Adviser, the Adviser shall not be liable to the Fund or to any shareholder of the Fund for any act or omission in the course of rendering services to the Fund or for any losses that may be sustained in the purchase, holding or sale of any security.

7. Broker Selection. In selecting the brokers to effect the portfolio transactions for the Fund, the Adviser shall give primary consideration to securing the most favorable price and efficient execution. Certain brokers also provide investment research and analysis and such brokers may execute brokerage transactions at a higher cost to the Fund. The Fund recognizes the value of investment research and analysis and therefore authorizes the Adviser to pay higher brokerage commissions to brokers who provide such research and analyses, subject to the review by the Fund’s trustees from time to time.  It is understood that the investment research and analysis provided by such brokers may be useful to the Adviser in connection with its services to other clients.

When the Adviser deems the purchase or sale of a security to be in the best interest of the Fund and other clients, the Adviser, to the extent permitted by applicable laws and regulations, may aggregate the security to be purchased or sold in order to obtain the most favorable price and efficient execution. In such event, the Adviser will allocate the securities so purchased or sold and the expenses incurred in the transaction, in the manner it considers to be the most equitable and consistent with its fiduciary obligations to the Fund and to such other clients.

8. Amendments. This agreement may be amended by the mutual consent of the Fund and the Adviser. However, this agreement may not be amended without the approval by the trustees of the Fund or by the vote of the majority of the outstanding voting securities of the Fund, as required in the Investment Company Act of 1940.

9. Termination. This agreement shall become effective on the date hereof and shall continue in force for a period of two (2) years and from year to year thereafter, provided that such continuance is specifically approved at least annually by (i) the Board of Trustees, in person, at a meeting called for the purpose of voting on such approval or (ii) by a vote of a majority of the Fund's outstanding voting securities. This agreement may be terminated at any time, without the payment of any penalty, by the trustees of the Fund or by a vote of the majority of the outstanding voting securities of the Fund upon giving sixty (60) calendar days' written notice to the Adviser. This agreement may also be terminated at any time, without the payment of any penalty, by the Adviser upon the giving of sixty (60) calendar days' written notice to the Fund. This agreement shall terminate automatically in the event of its assignment, as required in the Investment Company Act of 1940.

The Adviser

The Fund

By:

By:

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James J. Wang, President

James J. Wang, President

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